Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-100078) on Form S-8 of United Security Bancshares of our report dated June 26, 2018, with respect to the statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental information as of December 31, 2017, appearing in this Annual Report (Form 11-K) of United Security Bank 401k Cash or Deferred Stock Ownership Plan.

/s/ Moss Adams LLP
Albuquerque, NM
June 26, 2018